Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limied
Commission File No. 001-13422
Date: June 2, 2005

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Agnico-Eagle Mine Limited
Annual General Meeting 2004

Building from Strength
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Building from Strength
Forward Looking Statement		[LOGO]

This presentation contains certain “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F). Reconciliation of certain financial measures to their closest GAAP measure and technical information regarding mineral reserve and resource estimates are also provided in the AIF and Form 20-F.

2004 Results

Gold (ounces)	271,567

Silver (ounces in thousands)	5,699

Zinc (pounds in thousands)	167,282

Copper (pounds in thousands)	22,816

Minesite costs per ton (C$)	$48

Total cash costs ($/oz)	$56

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Q1 2005 Operating Results

Gold (ounces)	55,310

Silver (ounces in thousands)	1,097

Zinc (pounds in thousands)	41,141

Copper (pounds in thousands)	3,989

Minesite costs per ton (C$)	$48

Total cash costs ($/oz)	$67

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Q1 2005 Financial Results

Earnings (millions)	$10.4

Earnings per share	$0.12

Cash flow from operating activities (millions)	$28.1

Cash & equivalents March 31 2005 (millions)	$117.1

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2005 Forecast

Assumptions	(US$)

Gold ($/oz)	$375

Silver ($/oz)	$6.00

Zinc ($/lb)	$0.45

Copper ($/lb)	$1.15

US$/ C$	$1.27

Breakdown

Tons	2,911,000

Tons per Day	7,975

Payable Production:

Au (ounces)	270,000

Ag (ounces in thousands)	5,500

Cu (pounds in thousands)	18,000

Zn (pounds in thousands)	160,000

Minesite costs / ton (C$)	$48-$50

Total cash costs / oz (US$)	$135-$145

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Building a Multi-Mine Platform

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Regional Projects

Northwestern Quebec

•	Pro-mining environment
•	Favourable geology
•	Excellent infrastructure
•	Large property position & database

•	Low discovery costs /oz
	• LaRonde	$3
	• Lapa	$7
	• Goldex	$20

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Goldex

Potential New Mine

•                  Bulk sample complete

•                  Probable reserve of 22.1 million tons at 0.07 oz/ton, or 1.6 million oz

•                  Permitting in progress

•                  Feasibility complete. Independent evaluation in progress, complete by June 2005

•                  Deposit open at depth

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Lapa

Potential New Mine

•                  Probable reserve: 1.2 million oz

•                  Indicated resource of 0.8 million tons at 0.16 oz/ton, or 0.13 million oz

•                  Inferred resource of 1.9 million tons at 0.22 oz/ton, or 0.41 million oz

•                  $30 million shaft sinking, underground program initiated – Phase 1

•             additional $80 million to reach full production – Phase 2

•                  Potential production of 1,500 tpd and 125,000 ounces per annum at total cash costs below $200/oz

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LaRonde II

Zone 20 North

Higher Metal Values

•                  Higher NSR values at depth in polymetallic envelope

•                  Continuing resource conversion

•                  Higher gold grade core confirmed

•                  Pre-feasibility expected in third quarter 2005

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Global Projects

A Growing Global Company

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Riddarhyttan Resource AB (Finland)

•                  6 drills in operation

•                  Phase II drilling – 83,300 ft planned

•                  Adjacent to major infrastructure

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Pinos Altos (Mexico)

•                  Under option agreement with Penoles

•                  Indicated resource of 4.4 million tons at 0.18 oz/ton, or 0.8 million oz

•                  Inferred resource of 2.5 million tons at 0.18 oz/ton, or 0.4 million oz

•                  2 drills in operation

Suurikuusikko Project - Northern Finland

Growing Gold Resource

•                  Shear hosted disseminated gold deposit

•                  Strike length: 2.6 miles

•                  Open at depth and along strike

	Gold	Tons	Ounces
	oz/ton	(000’s)	(000’s)

Indicated Resource	0.164	10,584	1,740

Inferred Resource	0.128	8,377	1,070

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Pinos Altos – Mexico

Santo Niño Structure

•                  Low sulphidation volcanic hosted epithermal gold deposit

•                  Thickness up to 150 feet

•                  Vertical extent at least 1,800 feet

•                  Strike length over 1.2 miles

•                  Open to the west and at depth

•                  55,000 foot surface and underground drilling program underway

•                  Adjacent to major infrastructure

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Summary

•                  LaRonde performing well

•                  Potential new mines at Goldex and Lapa by 2008

•                  Exciting opportunities at Suurikuusikko, Pinos Altos and LaRonde II

•                  Good track record of increasing reserves

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Agnico-Eagle Mine Limited
Annual General Meeting 2004

Building from Strength

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